Danske Bank

02 NOV -4 AM 9:31

Office of International Corporate Finance
Securities Exchange Commission
450 5th Street, North West
Washington, D.C. 20549
U.S.A.

Danske Bank
Debt Markets
2-12 Holmens Kanal
DK-1092 Copenhagen K

Tel.:+45 3344 0412

31 October 2002

Fax: 1 202 942 9628

02055667

SUPPL

File No. 82-1263

Danske Bank A/S
Rule 12g-3-2(b) filings

Please find attached a copy of a press release sent to the Copenhagen Stock Exchange to-day.

Yours faithfully,

DANSKE BANK

Peter Holm   Knud Erik Kristensen

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

dlw 11/18

Danske Bank

Copenhagen Stock Exchange

Danske Bank
Communications
Holmens Kanal 2 - 12
DK-1092 Copenhagen K
Tel. +45 33 44 00 00

October 31, 2002

Stock Exchange Announcement No. 32/2002

Danske Bank issues
new supplementary capital in euros

Danske Bank has decided to issue a bond loan of €500 million (approx. DKr3.7 billion) as supplementary capital. The loan will be issued in the European bond market and listed on the Luxembourg Stock Exchange.

The bond loan has a maturity of 10 years. The coupon prevailing until November 12, 2009 has been fixed at 5.125% p.a. with annual interest payments. The issue price has been fixed at 99.397%.

From November 12, 2009, the loan will be subject to a variable rate and the coupon will be fixed at the three-month EURIBOR plus a margin of 2.30 percentage points. At the same time the Bank may call the issue at par.

The new bond loan will fund part of the Group's existing supplementary capital.

Yours faithfully,
Danske Bank

Steen Reeslev

Contact person:
Henrik Normann, Member of the Executive Committee, tel. +45 33 44 32 00

12055 E03112

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RECEPTION OK

TX/RX NO	8247
CONNECTION TEL	+45 33 44 03 85
SUBADDRESS	
CONNECTION ID	DB DEBT MARKETS
ST. TIME	10/31 09:47
USAGE T	00'50
PGS.	2
RESULT	OK